UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

REYNOLDS AMERICAN INC.

(Name of the Issuer)

British American Tobacco p.l.c.

Louisville Securities Limited

BATUS Holdings Inc.

Brown & Williamson Holdings, Inc.

Flight Acquisition Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share and

Series B Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common stock: 761713106

Series B preferred stock: N/A

(CUSIP Number of Class of Securities)

Paul McCrory

Company Secretary

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

+44 20 7845 1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip A. Gelston, Esq.

Alyssa K. Caples, Esq.

David J. Perkins, Esq.

Ting S. Chen, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

+1 (212) 474-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Amount Previously Paid: $3,397,344.38

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-217939)

Filing Party: British American Tobacco p.l.c.

Date Filed: May 12, 2017

INTRODUCTION

This Amendment No. 5 (this “Amendment No. 5”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto as amended, (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (1) British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“BAT”); (2) Louisville Securities Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of BAT; (3) BATUS Holdings Inc., a Delaware corporation and a wholly owned subsidiary of BAT (“BATUS”); (4) Brown & Williamson Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of BAT (“B&W”); and (5) Flight Acquisition Corporation, a North Carolina corporation and a wholly owned subsidiary of BAT (“Merger Sub”) (each a “Filing Person,” and collectively, the “Filing Persons”).

On January 16, 2017, BAT entered into an Agreement and Plan of Merger (as amended as of June 8, 2017, and as it and the plan of merger contained therein may be further amended from time to time, the “merger agreement”) with Reynolds American Inc. (“RAI”) and Merger Sub. The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the North Carolina Business Corporation Act (“NCBCA”), upon the completion of the merger, Merger Sub will merge with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and as a wholly owned subsidiary of BAT (the “merger”).

Under the terms of the merger agreement, upon the completion of the merger, each issued and outstanding share of RAI common stock automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT American depositary shares (“BAT ADSs”) representing 0.5260 of an ordinary share, nominal value 25 pence per share, of BAT (“BAT ordinary share”) plus (2) $29.44 in cash, without interest, and otherwise subject to adjustments to prevent dilution in accordance with the merger agreement, other than (i) such shares that are owned by BAT or any of its subsidiaries immediately prior to the completion of the merger (which will cease to be outstanding and automatically be canceled upon the completion of the merger, and no consideration will be delivered or deliverable in exchange thereof); and (ii) such shares that are held by a holder who has properly asserted (and not lost or effectively withdrawn) his, her or its appraisal rights for such shares in accordance with Article 13 of the NCBCA (which will not be converted into or represent the right to receive the merger consideration, but instead will only be entitled to receive such consideration as may be determined to be due with respect to such shares pursuant to and subject to the requirements of Article 13 of the NCBCA and in accordance with the merger agreement). Each share of RAI’s series B preferred stock issued and outstanding immediately prior to the completion of the merger, all of which were, as of the date of the merger agreement, held by a wholly owned subsidiary of RAI, will remain issued and outstanding as one share of series B preferred stock of RAI, as the surviving corporation. The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of BAT ADSs, BAT ordinary shares or RAI common stock.

Upon the completion of the merger, upon the terms and subject to the conditions of the merger agreement, outstanding RAI equity awards will be adjusted as follows: (1) each outstanding RAI restricted stock unit award subject solely to time-based vesting and not performance-based vesting (other than performance-based vesting only for purposes of Section 162(m) of the Code), payable in shares of RAI common stock (“RAI RSU”) and RAI performance share award subject to performance-based vesting, payable in shares of RAI common stock (“RAI performance share”), in each case, that was granted prior to the merger agreement, other than three RAI RSU grants that were made prior to the date of the merger agreement that will be assumed, and will not vest and settle upon the completion of the merger (“cash-out RSU”) will be canceled and converted into the right to receive (i) the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and (ii) cash for any dividend equivalent right in respect of such cash-out RSU, in each case, less any required withholding taxes; (2) each outstanding RAI deferred stock unit that is payable in shares of RAI common stock or the value of which is determined with reference to the value of shares of RAI common stock (“RAI DSU”) will be (i) if attributable to the Deferred Compensation Plan for directors of RAI, converted into a number of deferred stock units tracking the value of BAT ADSs, determined by multiplying such RAI DSU by the sum of (1) 0.5260 plus (2) the quotient of (a) $29.44 over (b) the closing price of one BAT ADS on the last trading date preceding the completion date as reported on the NYSE MKT (the “RSU exchange ratio”), and the resulting deferred stock units will be payable in accordance with the terms of the plan and applicable existing deferral elections, (ii) if attributable to an initial stock award, a pro rata annual stock award or an annual stock award under the Equity Incentive Award Plan for directors of RAI (“EIAP”), converted into the right of the holder to receive, as soon as practicable upon the completion of the merger, either (a) cash equal in value to the merger consideration, (b) BAT ADSs, with the number of BAT ADSs received based on the RSU exchange ratio, or (c) the merger consideration, in all cases pursuant to each director’s election, less any applicable withholding taxes, and (iii) if attributable to a quarterly equity award under the EIAP converted into the right of the holder to receive cash equal in value to the merger consideration, payable as soon as practicable upon the completion of the merger, less any applicable withholding taxes and (3) each outstanding RAI RSU or RAI performance share that, in either case, is not a cash-out RSU (“rollover RSU”) will continue to be subject to substantially the same terms and conditions as were applicable immediately prior to the completion of the merger and will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (i) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (ii) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution (each referred to as an adjusted RSU).

Concurrently with the filing of this Transaction Statement, RAI is filing with the SEC its definitive proxy statement on Schedule 14A (the “definitive proxy statement”) relating to the special meeting of RAI’s shareholders (the “special meeting”). BAT also intends to mail to BAT shareholders a shareholder circular relating to the general meeting of BAT shareholders.

i

At the special meeting of RAI shareholders, RAI shareholders will be asked to consider and vote upon the proposals to (1) approve the merger agreement, including the plan of merger contained therein (the “RAI merger proposal”); (2) approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by RAI or BAT to RAI’s named executive officers and that are based on or otherwise relate to the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, referred to as the transaction-related named executive officer compensation (the “RAI compensation proposal”); and (3) approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement (the “RAI adjournment proposal”). The merger will not occur unless the RAI merger proposal is approved by a majority of the outstanding shares of RAI capital stock that are entitled to vote and a majority of the outstanding shares of RAI common stock that are entitled to vote and present (in person or by proxy) and voting at the special meeting and that are not owned, directly or indirectly, by BAT or its subsidiaries or any of RAI’s subsidiaries. The series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote. Approval of the RAI compensation proposal and RAI adjournment proposal are not conditions to the completion of the merger.

BAT has also agreed to hold a general meeting of its shareholders as soon as reasonably practicable for the purpose of obtaining the BAT shareholder approval of (1) the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and (2) the authorization for BAT directors to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, in each case, on a poll by the holders of not less than a majority of BAT ordinary shares, present in person or by proxy who are entitled to vote at the BAT shareholders’ meeting. Approval of the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and the authorization for BAT directors to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the merger consideration are both conditions to the closing of the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the definitive proxy statement of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the definitive proxy statement, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the definitive proxy statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Each of Centerview Partners UK LLP, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Lazard Frères & Co. LLC has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

BAT does not believe it controls RAI for purposes of North Carolina corporate law.

ii

iii

Item 1. Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

Item 2. Subject Company Information (Regulation M-A Item 1002)

(a) Name and Address.

“Summary—The Companies—Reynolds American Inc.”

“The Companies—Reynolds American Inc.”

(b) Securities. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management—Security Ownership of RAI Common Stock”

(c) Trading Market and Price. The information set forth in the definitive proxy statement under the caption “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Comparative Per Share Market Price and Dividend Information”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Dividends and Share Repurchases”

“Merger Agreement—Conduct of Business”

“Comparison of Shareholder Rights—Dividends and Repurchases”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management—Transactions in RAI Common Stock”

Item 3. Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—The Companies”

“The Companies”

“Business of BAT—Directors and Management Board”

“Other Important Information Regarding the Parties”

“Security Ownership of Certain Beneficial Owners and Management”

“Where You Can Find More Information”

Item 4. Terms of the Transaction (Regulation M-A Item 1004)

(a) Material Terms. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement”

“Special Meeting”

“The Merger Agreement”

“Comparison of Shareholder Rights”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

(c) Different Terms. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary—The Merger and the Merger Agreement”

“Summary—Treatment of RAI Equity Awards”

“Summary—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Treatment of RAI Equity Awards”

“The Merger Agreement”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

(d) Appraisal Rights. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary—Appraisal Rights”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Appraisal Rights”

“Appraisal Rights”

Annex E—North Carolina Business Corporation Act Article 13

(e) Provisions for Unaffiliated Security Holders. The information set forth in the definitive proxy statement under the caption “Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock”

“Summary—Completion of the Merger is Subject to Certain Conditions”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock”

“The Merger Agreement—Conditions to the Merger”

“Description of BAT American Depositary Shares”

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a) Transactions. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Relationships between BAT and RAI”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Dividends and Share Repurchases”

“The Share Repurchase Agreement”

“Security Ownership of Certain Beneficial Owners and Management—Transactions in RAI Common Stock”

(b)-(c) Significant Corporate Events, Negotiations or Contacts. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Relationships between BAT and RAI”

“The Merger Agreement”

“The Governance Agreement”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

The Governance Agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on July 30, 2004, is incorporated by reference herein.

Amendment No. 1, dated as of November 18, 2004, to the Governance Agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.1 to the Form 8-K filed by RAI with the SEC on November 18, 2004, is incorporated by reference herein.

Amendment No. 2, dated as of April 29, 2008, to the Governance Agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on April 29, 2008, is incorporated by reference herein.

Amendment No. 3, dated as of November 11, 2011, to the Governance Agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on November 14, 2011, is incorporated by reference herein.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Relationships between BAT and RAI”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Treatment of RAI Equity Awards”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Dividends and Share Repurchases”

“The Governance Agreement”

“The Share Repurchase Agreement”

“The Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

The Share Repurchase Agreement, dated as of July 25, 2016, among RAI, B&W and Louisville Securities Limited, included as Exhibit 99.8 to the Amendment No. 2 to the Form 13-D filed by BAT, B&W and Louisville Securities Limited with the SEC on July 26, 2016, is incorporated by reference herein.

The Letter Agreement Re: Waiver, dated as of September 14, 2016, among B&W, RAI and BAT, included as Exhibit 99.9 to the Amendment No. 2 to the Form 13-D filed by BAT, B&W and Louisville Securities Limited with the SEC on September 16, 2016, is incorporated by reference herein.

The Governance Agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on July 30, 2004, is incorporated by reference herein.

Amendment No. 1, dated as of November 18, 2004, to the governance agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.1 to the Form 8-K filed by RAI with the SEC on November 18, 2004, is incorporated by reference herein.

Amendment No. 2, dated as of April 29, 2008, to the governance agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on April 29, 2008, is incorporated by reference herein.

Amendment No. 3, dated as of November 11, 2011, to the governance agreement, dated as of July 30, 2004, among BAT, B&W and RAI, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on November 14, 2011, is incorporated by reference herein.

The Letter Agreement Re: Share Repurchases, dated as of February 13, 2017, among BAT and RAI, is attached hereto as Exhibit (d)(10) and is incorporated by reference herein.

The Subscription and Support Agreement, dated as of July 15, 2014, among BAT, RAI and for limited purposes only, B&W, included as Exhibit 10.1 to the Form 8-K filed by RAI with the SEC on July 16, 2014, is incorporated by reference herein.

Amendment No. 1, dated as of May 28, 2015, to the Subscription and Support Agreement, dated as of July 15, 2014, among BAT, RAI and for limited purposes only, B&W, included as Exhibit 10.2 to the Form 8-K filed by RAI with the SEC on May 28, 2015, is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of Securities Acquired. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Treatment of RAI Equity Awards”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Effects of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Plans for RAI after the Merger”

“The Merger Agreement—Merger Consideration”

(c)(1)-(8) Plans. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Directors and Executive Officers of RAI Following the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Effects of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Plans for RAI after the Merger”

“Comparative Per Share Market Price and Dividend Information”

“The Merger Agreement”

“Other Important Information Regarding the Parties”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Plans for RAI after the Merger”

“Special Meeting—Recommendations of the RAI Board of Directors”

(b) Alternatives. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Meeting—Recommendations of the RAI Board of Directors”

(c) Reasons. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Meeting—Recommendations of the RAI Board of Directors”

(d) Effects. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Board of Directors of BAT Following the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Directors and Executive Officers of RAI Following the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material UK Tax Consequences”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Appraisal Rights”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Effects of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Plans for RAI after the Merger”

“The Merger Agreement”

“Provisions for Unaffiliated Shareholders”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinions of RAI’s Financial Advisors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor”

“Special Meeting—Recommendations of the RAI Board of Directors”

“Security Ownership of Certain Beneficial Owners and Management—Transactions in RAI Common Stock”

Annex B—Opinion of Goldman Sachs

Annex C—Opinion of J.P. Morgan

Annex D—Opinion of Lazard

(c) Approval of Security Holders. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary—Special Meeting”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Meeting—Required Vote”

“The Merger Agreement”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

(d) Unaffiliated Representatives. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor”

“Special Meeting—Recommendations of the RAI Board of Directors”

Annex B—Opinion of Goldman Sachs

(e) Approval of Directors. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Meeting—Recommendations of the RAI Board of Directors”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of RAI’s Financial Advisors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Materials of BAT’s Financial Advisors”

Annex B—Opinion of Goldman Sachs

Annex C—Opinion of J.P. Morgan

Annex D—Opinion of Lazard

The materials dated between October 2016 and November 2016, each prepared by Centerview Partners UK LLP and Deutsche Bank AG, London Branch and reviewed by senior management or the board of directors of BAT, are attached hereto as Exhibits (c)(1) through (c)(5) and (c)(26) through (c)(27) and are incorporated by reference herein.

The materials dated November 8, 2016, December 7, 2016, December 20, 2016, January 10, 2017, January 14, 2017 and January 16, 2017, each prepared by J.P. Morgan Securities LLC and reviewed by the board of directors of RAI, are attached hereto as Exhibits (c)(6) through (c)(11) and are incorporated by reference herein.

The materials dated October 28, 2016, November 4, 2016, November 8, 2016, November 23, 2016, December 7, 2016, December 20, 2016, January 5, 2017, January 10, 2017, January 14, 2017 and January 16, 2017, each prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee and, in some cases, by the entire board of directors of RAI, are attached hereto as Exhibits (c)(12) through (c)(21) and are incorporated by reference herein.

The presentation dated January 16, 2017, prepared by Lazard Frères & Co and reviewed by the board of directors of RAI, is attached hereto as Exhibit (c)(22) and is incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of BAT during its regular business hours by any interested holder of RAI common stock or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b) Source of Funds; Conditions. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—Financing of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger”

“The Merger Agreement—Financing”

“The Merger Agreement—Conditions of the Merger”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

(c) Expenses. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—Merger Fees and Expenses”

“Summary—Expenses and Termination Fees Under the Merger Agreement”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Merger Fees and Expenses”

“The Merger Agreement—Expenses and Termination Fees Under the Merger Agreement”

(d) Borrowed Funds. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—Financing of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger”

“The Merger Agreement—Financing”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

Acquisition facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto, included as Exhibit 99.13 to the Amendment No. 4 to Schedule 13D filed by BAT with the SEC on January 17, 2017, is incorporated by reference herein.

Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities Ownership. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary—Interests of Certain RAI Directors and Executive Officers”

“Summary—Share Ownership of and Voting by RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Meeting—Share Ownership of and Voting by RAI Directors and Executive Officers”

“Security Ownership of Certain Beneficial Owners and Management—Security Ownership of RAI Common Stock”

(b) Securities Transactions. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Dividends and Share Repurchases”

“The Share Repurchase Agreement”

“Security Ownership of Certain Beneficial Owners and Management—Security Ownership of RAI Common Stock”

“Security Ownership of Certain Beneficial Owners and Management—Transactions in RAI Common Stock”

Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d)-(e) Intent to Tender or Vote in a Going Private Transaction and Recommendation of Others. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of RAI as to the Fairness of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Meeting”

“The Merger Agreement—Recommendation of the RAI Board of Directors and the Transaction Committee”

“The Merger Agreement—Recommendation of the BAT Board of Directors”

“The Merger Agreement—Efforts to Obtain Required Shareholder Votes”

“Security Ownership of Certain Beneficial Owners and Management—Security Ownership of RAI Common Stock”

Annex A—Merger Agreement and Amendment No. 1 to the Merger Agreement

Item 13. Financial Statements (Regulation M-A Item 1010)

(a) Financial Information. The audited consolidated financial statements set forth in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016 and the unaudited condensed consolidated financial statements set forth in RAI’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 are incorporated by reference herein. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data of RAI”

“Comparative Per Share Market Price and Dividend Information”

“Ratio of Earnings to Fixed Charges”

“Where You Can Find More Information”

Annex G—Audited Consolidated Financial Statements of Reynolds American Inc. as of December 31, 2016 and 2015 and for Each of the Years in the Three-Year Period Ended December 31, 2016

Annex H—First Quarter Fiscal 2017 Unaudited Condensed Consolidated Financial Statements of Reynolds American Inc.

(b) Pro Forma Information. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Selected BAT Unaudited Pro Forma Condensed Combined Financial Data”

“Comparative Historical and Unaudited Pro Forma Per Share Data”

“Ratio of Earnings to Fixed Charges”

“BAT Unaudited Pro Forma Condensed Combined Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Board of Directors of BAT Following the Merger”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Merger Fees and Expenses”

“Special Meeting”

“The Merger Agreement—Recommendation of the BAT Board of Directors”

Item 15. Additional Information (Regulation M-A Item 1011)

(b) The information set forth in the definitive proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Treatment of RAI Equity Awards”

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Effects of the Merger”

“RAI Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation”

(c) Other Material Information. The information set forth in the definitive proxy statement, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A Item 1016)

Exhibit No.	Description

(a)(1)	The definitive proxy statement of Reynolds American Inc. (incorporated by reference to the definitive proxy statement on Schedule 14A filed by Reynolds American Inc. with the Securities and Exchange Commission on June 14, 2017).

(a)(2)	Proxy Card for Meeting of Shareholders of Reynolds American Inc. (incorporated by reference to the definitive proxy statement).

(a)(3)	Letter to Reynolds American Inc. shareholders (incorporated by reference to the definitive proxy statement).

(a)(4)	Notice of Special Meeting of Reynolds American Inc. (incorporated by reference to the definitive proxy statement).

(a)(5)	Interim management statement for the nine months ended September 30, 2016 of British American Tobacco p.l.c., dated October 21, 2016 (incorporated by reference to British American Tobacco p.l.c.’s filing on October 21, 2016 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(6)	Press release of British American Tobacco p.l.c., dated October 21, 2016 (incorporated by reference to British American Tobacco p.l.c.’s filing on October 21, 2016 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(7)	Chief Executive’s Letter to the Board of Directors of Reynolds American Inc., dated October 20, 2016 (incorporated by reference to British American Tobacco p.l.c.’s filing on October 21, 2016 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(8)	Twitter communications of British American Tobacco p.l.c. relating to the interim management statement for the nine months ended September 30, 2016 of British American Tobacco p.l.c (incorporated by reference to British American Tobacco p.l.c.’s filing on October 21, 2016 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(9)	Twitter communications of British American Tobacco p.l.c. relating to the proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on October 21, 2016 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(10)	Press release of British American Tobacco p.l.c., dated January 17, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(11)	Transaction presentation of British American Tobacco p.l.c., dated January 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(12)	Transcript of transaction webcast of British American Tobacco p.l.c., held on January 17, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(13)	Twitter communications of British American Tobacco p.l.c. relating to the proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(14)	Press release of Reynolds American Inc., dated January 17, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

Exhibit No.	Description

(a)(15)	Investor presentation of Reynolds American Inc., dated January 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(16)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on January 17, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(17)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on January 18, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(18)	Preliminary results for the year ended December 31, 2016 of British American Tobacco p.l.c., dated February 23, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(19)	Preliminary results investor presentation of British American Tobacco p.l.c., dated February 23, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(20)	Transcript of preliminary results 2016 webcast of British American Tobacco p.l.c., dated February 23, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(21)	Transcript of 2016 full-year results webcast of British American Tobacco p.l.c. (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(22)	Chief Executive’s review of the preliminary results for the year ended December 31, 2016 of British American Tobacco p.l.c., dated February 23, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(23)	Twitter communications of British American Tobacco p.l.c. relating to discussion of 2016 preliminary results (incorporated by reference to British American Tobacco p.l.c.’s filing on February 23, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(24)	Press release of British American Tobacco p.l.c., dated March 9, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on March 9, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(25)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on March 9, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(26)	Press release of Reynolds American Inc., dated March 9, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on March 9, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(27)	Press release of British American Tobacco p.l.c., dated April 5, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on April 5, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(28)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on April 5, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

Exhibit No.	Description

(a)(29)	Press release of Reynolds American Inc., dated April 5, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on April 5, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(30)	Press release of British American Tobacco p.l.c., dated April 26, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on April 26, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(31)	Transcript of the speech by Richard Burrows, Chairman, at the Annual General Meeting of British American Tobacco p.l.c., held on April 26, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on April 26, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(32)

Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on May 15, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(33)	Press release of Reynolds American Inc., dated May 30, 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on May 31, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(34)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on May 31, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(35)	Screenshots of website relating to proposed merger (incorporated by reference to British American Tobacco p.l.c.’s filing on June 9, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(a)(36)	Investor presentation of British American Tobacco p.l.c., dated June 2017 (incorporated by reference to British American Tobacco p.l.c.’s filing on June 14, 2017 with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933).

(b)(1)	Acquisition facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto (incorporated by reference to Exhibit 99.13 to the Amendment No. 4 to Schedule 13D filed by British American Tobacco p.l.c. with the Securities and Exchange Commission dated January 17, 2017).

†(c)(1)	Discussion Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the British American Tobacco p.l.c. Steering Committee, dated October 2016.

†(c)(2)	Draft Financial Valuation and Operational Key Messages of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated October 2016.

†(c)(3)	Financial analysis entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the Board of Directors of British American Tobacco p.l.c., dated October 2016.

†(c)(4)	Draft Valuation Reference Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated November 2016.

†(c)(5)	Discussion Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated November 21, 2016.

†(c)(6)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated November 8, 2016.

†(c)(7)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated December 7, 2016.

†(c)(8)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated December 20, 2016.

†(c)(9)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 10, 2017.

†(c)(10)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 14, 2017.

†(c)(11)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

Exhibit No.	Description

†(c)(12)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated October 28, 2016.

†(c)(13)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated November 4, 2016.

†(c)(14)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated November 8, 2016.

†(c)(15)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated November 23, 2016.

†(c)(16)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated December 7, 2016.

†(c)(17)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated December 20, 2016.

†(c)(18)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated January 5, 2017.

†(c)(19)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated January 10, 2017.

†(c)(20)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated January 14, 2017.

†(c)(21)	Discussion Materials of Goldman Sachs & Co. LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

†(c)(22)	Presentation by Lazard Frères & Co. to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

(c)(23)	Opinion of Goldman Sachs & Co. LLC to the Transaction Committee, dated January 16, 2017 (incorporated by reference to Annex B of the definitive proxy statement).

(c)(24)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017 (incorporated by reference to Annex C of the definitive proxy statement).

(c)(25)	Opinion of Lazard Frères & Co. to the Board of Directors of Reynolds American Inc., dated January 16, 2017 (incorporated by reference to Annex D of the definitive proxy statement).

†(c)(26)	Preliminary financial analysis entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the British American Tobacco p.l.c. Steering Committee, dated October 2016.

†(c)(27)	Preliminary financial analysis entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to a member of the British American Tobacco p.l.c. Steering Committee, dated October 2016.

(d)(1)	Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Reynolds American Inc. and Flight Acquisition Corporation and Amendment to Agreement and Plan of Merger, dated as of June 8, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc. (incorporated by reference to Annex A of the definitive proxy statement).

(d)(2)	Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated July 30, 2004).

(d)(3)	Amendment No. 1, dated as of November 18, 2004, to the Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Holdings Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated November 18, 2004).

(d)(4)	Amendment No. 2, dated April 29, 2008, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 29, 2008).

Exhibit No.	Description

(d)(5)	Amendment No. 3, dated November 11, 2011, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated November 14, 2011).

(d)(6)	Subscription and Support Agreement, dated as of July 15, 2014, among British American Tobacco p.l.c., Reynolds American Inc. and for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc’s Form 8-K dated July 16, 2014).

(d)(7)	Amendment No. 1 to the Subscription Agreement dated as of May 28, 2015, among British American Tobacco p.l.c., the Issuer and, for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc’s Form 8-K dated May 28, 2015).

(d)(8)	Share Repurchase Agreement, dated July 25, 2016, between Reynolds American Inc., Brown & Williamson Holdings, Inc. and Louisville Securities Limited (incorporated by reference to Exhibit 10.1 to Reynolds American Inc’s Form 8-K dated July 25, 2016).

(d)(9)	Letter Agreement re: Waiver, dated as of September 14, 2016, among Brown & Williamson Holdings, Inc., Reynolds American Inc. and British American Tobacco p.l.c. (incorporated by reference to Exhibit 99.9 to the Amendment No. 2 to Form 13-D filed by British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. and Louisville Securities Limited with the Securities and Exchange Commission dated September 16, 2016).

†(d)(10)	Letter Agreement re: Share Repurchases, dated as of February 13, 2017, between British American Tobacco p.l.c. and Reynolds American Inc.

(f)(1)	Statutory merger dissenters’ rights as described under the section titled Appraisal Rights (incorporated by reference to the definitive proxy statement).

(f)(2)	Article 13 of the North Carolina Business Corporation Act (incorporated by reference to Annex E of the definitive proxy statement).

(g)	None.

†	Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 14, 2017
BRITISH AMERICAN TOBACCO P.L.C.

	By:	/s/ John Benedict Stevens
Name: John Benedict Stevens
Title: Executive Director—Finance Director

Dated as of June 14, 2017

LOUISVILLE SECURITIES LIMITED

	By:	/s/ Robert Casey
Name: Robert Casey
Title: Director

Dated as of June 14, 2017

BATUS HOLDINGS INC.

	By:	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

Dated as of June 14, 2017

BROWN & WILLIAMSON HOLDINGS, INC.

	By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: President

Dated as of June 14, 2017

FLIGHT ACQUISITION CORPORATION

	By:	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President